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afslaw.com

Ralph De Martino
Partner
(202) 724-6848      DIRECT
rdemartino@afslaw.com

March 16, 2023

Mr. Jeffrey Gabor Division of Corporation Finance

United States Securities and Exchange Commission

100 F St NE

Washington, DC 20549

Re: SportsMap Tech Acquisition Corp. Preliminary Proxy Statement on Schedule 14A filed March 1, 2023

Dear Mr. Gabor:

On behalf of our client, SportsMap Tech Acquisition Corp. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth during a telephone discussion with the Staff on March 15, 2023, relating to the Company’s preliminary proxy statement on Schedule 14A filed via EDGAR on March 1, 2023.

In response to the Staff’s comment, the Company will add disclosure to its definitive proxy statement to Schedule 14A. Changed pages reflecting the proposed language are attached as Annex A hereto.

* * * * *

March 16, 2023 Page 2

If you have any comments or questions please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Thank you in advance for your prompt attention to this Correspondence.

Respectfully submitted,

Ralph V. De Martino

RVD/mc

cc: David Gow

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Annex A
Edits to Disclosure on Page 17 of Schedule 14A
(added language shown in underline)

BACKGROUND

We are a blank check company incorporated on May 14, 2021 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Our principal executive offices are located at 5353 West Alabama, Suite 415, Houston, Texas 77056.

There are currently 15,050,000 shares of our common stock issued and outstanding. In addition, there are outstanding warrants to purchase an aggregate of 9,131,250 shares of common stock at exercise prices of $11.50 per share.

Approximately $[•] million in proceeds from our IPO, the simultaneous sale of units in a private placement transaction and interest income are being held in our Trust Account in the United States maintained by Continental Stock Transfer & Trust Company, acting as trustee. ~~The Trust Account is and will remain invested in U.S. government securities with a maturity of 185 days or less or in an open ended investment company that holds itself out as a money market fund until the earlier of (i) the consummation of our initial business combination or (ii) the distribution of the proceeds in the Trust Account as described below.~~ In an effort to mitigate the risk that the Company might be deemed to be an investment company, the Company has moved all of its assets in the Trust Account from government securities to cash items, and intends to maintain its assets in cash items until it consummates its initial business combination or winds up its existence and liquidates. There can be no assurance that this action will foreclose a judicial or regulatory finding or an allegation, that the Company is an investment company.

Pursuant to the terms of our Amended and Restated Certificate of Incorporation, if our initial business combination is not consummated by April 20, 2023, then we will dissolve and liquidate in accordance with the amended and restated certificate of incorporation, and we will distribute all amounts in the Trust Account.

The Board currently believes that there will not be sufficient time before April 20, 2023, to complete a business combination. Accordingly, the Board believes that in order to be able to consummate a business combination, we will need to obtain the Extension and that, without the Extension, we would be precluded from completing a business combination and would be forced to liquidate even if our stockholders are otherwise in favor of consummating a business combination.

You are not being asked to vote on any business combination at this time. If the Extension is implemented and you do not elect to redeem your public shares, provided that you are a stockholder on the record date for a meeting to consider the business combination, you will be entitled to vote on the business combination when it is submitted to stockholders and will retain the right to redeem your public shares for cash in the event the business combination is approved and completed or we have not consummated a business combination by the Extended Date.

Edits to Disclosure on Pages 21-22 of Schedule 14A
(added language shown in underline)

Interests of our Sponsor, Directors and Officers and the Representatives

When you consider the recommendation of our Board, you should keep in mind that our Sponsor, executive officers and members of our Board have interests that may be different from, or in addition to, your interests as a stockholder. These interests include, among other things:

•	our Sponsor, officers and directors and the other Initial Stockholders own 2,875,000 Founder Shares and 675,000 shares from Private Placement Units; none of these securities (which represent an aggregate investment of $6,775,000) are subject to redemption, and all will expire worthless if a business combination is not consummated by April 20, 2023, unless the Extension Amendment is implemented;

Annex A

•	if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.20 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party for services rendered or products sold to us, but only if such a third party or target business has not executed a waiver of any and all rights to seek access to the Trust Account; and

•	none of our officers or directors has received any cash compensation for services rendered to the Company, and all of the current members of our Board are expected to continue to serve as directors at least through the date of the special meeting to vote on a proposed business combination and may even continue to serve following any potential business combination and receive compensation thereafter.

If we are deemed to be an investment company for purposes of the Investment Company Act of 1940, as amended (the “Investment Company Act”), we would be required to institute burdensome compliance requirements and our activities would be severely restricted and, as a result, we may abandon our efforts to consummate an initial business combination and liquidate.

There is currently uncertainty concerning the applicability of the Investment Company Act to blank check companies, or SPACs, including companies like ours. As a result, it is possible that a claim could be made that we have been operating as an unregistered investment company.

If we are deemed to be an investment company under the Investment Company Act, our activities would be severely restricted. In addition, we would be subject to burdensome compliance requirements. We do not believe that our principal activities will subject us to regulation as an investment company under the Investment Company Act. However, if we are deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, we would be subject to additional regulatory burdens and expenses for which we have not allotted funds. As a result, unless we are able to modify our activities so that we would not be deemed an investment company, we would expect to abandon our efforts to complete an initial business combination and instead to liquidate. If we were to liquidate, our warrants will expire worthless. This will also cause you to lose the investment opportunity in ICI and any other target company, and the chance of realizing future gains on your investment through any price appreciation in the combined company.

To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, we have instructed the trustee to liquidate the securities held in the Trust Account and instead to hold the funds in the Trust Account in cash items until the earlier of the consummation of an initial business combination or our liquidation. As a result, we will likely receive minimal interest, if any, on the funds held in the Trust Account, which may reduce the dollar amount the public stockholders would receive upon any redemption or liquidation of the Company.

The funds in the Trust Account have, since our IPO, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. The longer that the funds in the Trust Account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, the greater the likelihood and risk that we may be considered an unregistered investment company. However, to mitigate the risk of us being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, we have instructed the trustee with respect to the Trust Account to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash items until the earlier of consummation of an initial business combination or liquidation of the Company. Following such liquidation of the securities held in the Trust Account, we will likely receive minimal interest, if any, on the funds held in the Trust Account. However, interest previously earned on the funds held in the Trust Account still may be released to us to pay our taxes, if any, and certain other expenses as permitted. As a result, the decision to liquidate the securities held in the Trust Account and thereafter to hold all funds in the Trust Account in cash items may reduce the dollar amount the public stockholders would receive upon any redemption or liquidation of the Company. If we cannot complete our initial business combination by April 20, 2023, or such later date that may be approved by our public stockholders, such as the Extended Date, we will be required to liquidate and our warrants will expire worthless. This will also cause you to lose the investment opportunity in ICI and any other target company, and the chance of realizing future gains on your investment through any price appreciation in the combined company.

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